                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            Offshore Logistics, Inc.

                                (Name of Issuer)

                          Common Stock ($.01 par value)

                         (Title of Class of Securities)

                                   676255 10 2
                             ----------------------

                                 (CUSIP Number)

 Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham
                         Gate, London England SWIE 6NN
                                (44-20-7802-8080)

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                                December 4, 2002

               (Date of Event which Requires Filing of Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 676255 10 2              13D                        Page 2 of 11 Pages
================================================================================
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Caledonia Investments plc

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                     (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
         SHARES                             - 0 -
                                   ---------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                           1,752,754*
                                   ---------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            - 0 -
                                   ---------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               1,752,754*
                                   ---------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,752,754*
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         7.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------
*Includes 452,754 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $10,350,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

--------------------------------------------------------------------------------
CUSIP NO. 676255 10 2              13D                        Page 3 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         The Cayzer Trust Company Limited

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

                                                 - 0 -
                                    --------------------------------------------
         SHARES
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

                                                 1,752,754*
                                    --------------------------------------------
         OWNED BY
                                    9)      SOLE DISPOSITIVE POWER
         EACH

                                                  - 0 -
                                    --------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

                                                 1,752,754*
         WITH                       --------------------------------------------

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,752,754*
--------------------------------------------------------------------------------

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         7.8%
--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------
*Includes 452,754 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $10,350,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

CUSIP NO. 676255 10 2              13D                        Page 4 of 11 Pages



1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Caledonia Industrial and Services Limited

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
7)       SOLE VOTING POWER
         NUMBER OF
                                            - 0 -

         SHARES
                                    --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

                                            - 0 -

         OWNED BY
                                    --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

                                            - 0 -

         REPORTING
                                    --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

                                            - 0 -

         WITH
                                    --------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

                                  Schedule 13D

                                (Amendment No. 2)

            Under the Securities and Exchange Commission Act of 1934

                                  Introduction

         As of December 4, 2002, Caledonia Industrial Services Ltd. ("CIS") is no longer a direct or indirect beneficial owner of any Common Stock (as defined below) of the Issuer (as defined below) following the sale to Caledonia (as defined below) by CIS of all of its Common Stock in the Issuer, pursuant to the terms and conditions of the Purchase Agreement (as defined below) discussed under Item 4 and attached as Exhibit 3.

Item 1.  Security and Issuer

         This Statement relates to the common stock ($.01 par value) ("Common Stock") of Offshore Logistics, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 224 Rue de Jean, Lafayette, LA 70508.

Item 2.  Identity and Background

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (a) This Statement is filed by (i) Caledonia Investments plc ("Caledonia"), as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 4; and (ii) The Cayzer Trust Company Limited ("Cayzer Trust") as an indirect beneficial owner of the Common Stock given its direct holdings of the securities of Caledonia (collectively all these entities are the "Reporting Persons"). As of December 4, 2002, CIS ceased to be a beneficial owner of Common Stock of the Issuer following the sale of its Common Stock to Caledonia, which is discussed under Item 4 herein.

         Caledonia is the direct beneficial holder of approximately 7.8% of the outstanding Common Stock of the Issuer. Cayzer Trust holds 37.7% of the outstanding common stock of Caledonia. Cayzer Trust may be deemed to control Caledonia. Cayzer Trust disclaims beneficial ownership of the Common Stock of the Issuer.

         (b) The principal business address of each Reporting Person is Cayzer House, 30 Buckingham Gate, London, England SWIE 6NN. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         Caledonia is an investment holding company.

         Cayzer Trust is an investment holding company.

         CIS is an investment holding company.

         (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (d) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each Reporting Person is a corporation organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of the (pound)24,822,999.01 used by Caledonia to purchase the 1,300,000 shares of Issuer Common Stock, the Certificated Notes (defined below) and the Uncertificated Notes (defined below) was though a debt payable from Caledonia to CIS. This debt equals the total purchase price of (pound)24,822,999.01, and is payable by Caledonia to CIS upon written demand to Caledonia at any time after December 4, 2002. The interest rate of the debt payable is equal to LIBOR plus one percent, and shall accrue according to the terms and conditions set forth in the Purchase Agreement (as defined below) attached as Exhibit 3.

Item 4.  Purpose of Transaction

         On December 4, 2002, Caledonia and CIS entered into a purchase and sale agreement ("Purchase Agreement") pursuant to which, and subject to the terms and conditions thereof, Caledonia agreed to purchase from CIS:

         (i) a total of 1,300,000 shares of the Issuer's Common Stock;  and

         (ii) $7,500,000 in certificated convertible promissory notes due in 2003 (the "Certificated Notes") issued by the Issuer; and

         (iii) $2,850,000 in uncertificated convertible promissory notes due in 2003 (the "Uncertificated Notes") issued by the Issuer.

         The Certificated Notes and the Uncertificated Notes are immediately convertible into 452,754 shares of Issuer Common Stock (assuming full conversion) at an assumed conversion price of $22.86 per share.

         The total purchase price paid by Caledonia to CIS in the form of a debt payable was (pound)24,822,999.01. The debt is payable upon demand by CIS to Caledonia at any time after December 4, 2002. A copy of the Purchase Agreement is attached hereto as Exhibit 3.

         The summary of the transaction described above is qualified in its entirety by reference to the Purchase Agreement, which is attached as an exhibit hereto.

         Other than as described above, the Reporting Person currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals consistent with applicable law.

Item 5.  Interest in Securities of Issuer

         (a) Caledonia is the direct beneficial owner of 1,752,754 shares of Common Stock of the Issuer. This amount includes a right to require 452,754 shares of Common Stock upon conversion of the Certificated Notes and the Uncertificated Notes due 2003 of the Issuer at an assumed conversion price of $22.86 per share.

         This holding represents approximately 7.8% of the total of 22,500,921 shares of Common Stock of the Issuer currently outstanding according to the Issuer's report on Form 10-Q filed on November 14, 2002 ("Issuer 10-Q"). By virtue of the relationships described in Item 2, Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia. Cayzer Trust disclaims all such beneficial ownership.

         As described herein, CIS is not a direct or indirect beneficial owner of shares of Common Stock of the Issuer.

         (b) Caledonia has the power to vote or direct the vote, and dispose or direct the disposal of the shares of Common Stock of the Issuer.

         (c) Other than the sale of shares of Common Stock of the Issuer by CIS to Caledonia discussed under Items 3 and 4, there have been no transactions in shares of Common Stock by any Reporting Person.

         (d) Caledonia has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

         (e) On December 4, 2002, CIS ceased to be a beneficial owner of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Under the terms of the Master Agreement dated December 12, 1996 among the Issuer, CIS, Caledonia and certain other persons (the "Master Agreement") and the Supplemental Letter Agreement to the Master Agreement dated December 19, 1996, CIS was given the right to designate two directors on the Issuer's board of directors, provided that CIS had: (1) at least 1,000,000 shares of Common Stock of the Issuer or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited. If any director appointed by CIS declined or was unable to serve on the Issuer's board of director, the remaining CIS director had the right to designate another person to serve.

         CIS's right to appoint the two directors and all other rights, title, benefits and interests of CIS under the Master Agreement and Supplemental Letter Agreement were fully assigned to Caledonia pursuant to the terms of the Assignment dated December 12, 2002, which is attached hereto as Exhibit 4. The summary of the transactions and rights described above is qualified in its entirety by reference to the Master Agreement, Supplemental Letter Agreement and Assignment, which are attached as exhibits hereto.

Item 7.  Material to Be Filed as Exhibits

         Exhibits
         --------

         1* The Master Agreement dated December 12, 1996 is incorporated by reference to Exhibit to a Current Report on Form 8-K filed by Issuer with The Securities and Exchange Commission on January 3, 1997.

         2* Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement, previously filed with the Commission under this Schedule 13D on April 23, 1997.

         3 The Purchase Agreement between Caledonia and CIS, dated December 4, 2002.

         4        Assignment from CIS to Caledonia dated December 12, 2002.

-------------

         * Previously filed.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 16, 2002                  CALEDONIA INVESTMENTS PLC

                                            By:     /s/ Graeme P. Denison
                                               ---------------------------------
                                            Name:  Graeme P. Denison
                                                 -------------------------------
                                            Title:     Company Secretary
                                                  ------------------------------


         December 16, 2002                  THE CAYZER TRUST COMPANY LIMITED

                                            By:    /s/ J. I. Mehrtens
                                               ---------------------------------
                                            Name:  J. I. Mehrtens
                                                 -------------------------------
                                            Title:     Director
                                                  ------------------------------



         December 16, 2002               CALEDONIA INDUSTRIAL & SERVICES LIMITED


                                            By:    /s/ Graeme P. Denison
                                               ---------------------------------
                                            Name:  Graeme P. Denison
                                                 -------------------------------
                                            Title:    Company Secretary
                                                  ------------------------------


         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

                                                             Principal
Name                            Residence                    Occupation                   Citizenship

C. M. Allen-Jones               Beacon House                 Retired                      United Kingdom
                                Arkesden
                                Nr. Saffron Walden
                                Essex
                                CB11 4HF
                                England

Peter N. Buckley                6 Albert Place               Chairman,                    United Kingdom
                                London                       Caledonia Investments plc
                                W8 5PD
                                England

J. Burnett-Stuart               Ardmeallie House             Retired                      United Kingdom
                                Huntly
                                Aberdeenshire
                                AB5 7RS, Scotland

J. H. Cartwright                Rectory Meadow               Finance Director,            United Kingdom
                                Hawthorn Place, Penn         Caledonia Investments plc
                                Buckinghamshire
                                HP10 8EH
                                England

Hon. C. W. Cayzer               Finstock Manor               Executive Director,          United Kingdom
                                Finstock                     Caledonia Investments plc
                                Oxfordshire
                                OX7 3DG
                                England

M. E. T. Davies                 Admington Hall               Chairman,                    United Kingdom
                                Shipston-on-Stour            Thornhill Holdings Ltd.
                                Warwickshire
                                CV36 4JN
                                England


                                                             Principal
Name                            Residence                    Occupation                   Citizenship
G. P. Denison                   16 Highfield Road            Company Secretary,           United Kingdom
                                Hertford                     Caledonia Investments plc
                                Hertfordshire
                                SG13 8BH
                                England

T. C. W. Ingram                 6 Ranelagh Avenue            Chief Executive,             United Kingdom
                                London                       Caledonia Investments plc
                                SWG 3PJ
                                England

Sir David Kinloch               29 Walpole Street            Deputy Chief Executive,      United Kingdom
                                London,                      Caledonia Investments plc
                                SW3 4QS
                                England

J. R. H. Loudon                 Olantigh                     Company Director             United Kingdom
                                Wye
                                Ashford
                                Kent, England
                                TN25 5EW

M. G. Wyatt                     Pippin Park                  Non-executive director,      United Kingdom
                                Lidgate, Newmarket           Caledonia Investments plc
                                Suffolk
                                CB8 9PP, England



    (ii) Directors and Executive Officers of The Cayzer Trust Company Limited


Name                         Residence                  Principal Occupation             Citizenship
Peter N. Buckley             6 Albert Place             Chairman, Caledonia Investments  United Kingdom
                             London                     plc
                             W8 5PD
                             England

Hon. C. W. Cayzer            Finstock Manor             Executive Director,              United Kingdom
                             Finstock                   Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG
                             England

J. I. Mehrtens               51 Oxenden Wood Road       Director and                     United Kingdom
                             Chelsfield Park            Company Secretary,
                             Orpington,                 The Cayzer Trust Company Limited
                             Kent BR6 6HP
                             England

M. G. Wyatt                  Pippin Park                Non-executive director,          United Kingdom
                             Lidgate, Newmarket         Caledonia Investments plc
                             Suffolk
                             CB8 9PP
                             England

P. R. Davies                 No. 6 Belvedere House      Lawyer                           United Kingdom
                             Priory Road, Sunningdale,
                             Berkshire SL5 9RH
                             England

I. A. Leeson                 Eaton House                Chartered Accountant             United Kingdom
                             7 Eaton Park
                             Cobham
                             Surrey KT11 2JF
                             England

Hon. Mrs. Gilmour            Flat 8                     Art Historian                    United Kingdom
                             62 Rutland Gate
                             London SW7 1PJ
                             England
